UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.                                           ) *

PIONEER EXPLORATION INC.
(Name of Issuer)

shares of Common Stock, $0.001 par value per share
(Title of Class of Securities)

72366T 10 3
(CUSIP Number)

Mr. Thomas Brady 750 West Pender Street Suite 202 Vancouver, British Columbia V6C 2T7 Canada (604) 618-0948
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 28, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.   [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No.                      72366T 10 3

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Thomas Brady
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] Not applicable (b) [ ]
3.	SEC Use Only
4.	Sources of Funds (See Instructions) OO – Other (dilution of interest)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ] Not applicable
6.	Citizenship or Place of Organization Canadian
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,500,000
8.	Shared Voting Power Nil
9.	Sole Dispositive Power 2,500,000
10.	Shared Dispositive Power Nil
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Exceeds Certain Shares (See Instructions) [ ] Not applicable
13.	Percent of Class Represented by Amount in Row (11) 5.0%
14.	Type of Reporting Person (See Instructions) IN (individual)

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Item 1.                      Security and Issuer

This statement on Schedule 13D relates to the shares of Common Stock, $0.001 par value per share, of Pioneer Exploration Inc., a Nevada corporation (“Pioneer”).  The principal executive office of Pioneer is located at 2700 Newport Boulevard, Suite 190, Newport Beach, California, 92663.

Item 2.                      Identity and Background

(a)	Thomas Brady
(b)	750 West Pender Street, Suite 202, Vancouver, British Columbia, V6C 2T7, Canada
(c)	Self-employed businessman
(d)	During the last five years, Mr. Brady has not been convicted in a criminal proceeding.
(e)
During the last five years, Mr. Brady was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction where, as a result, of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Brady is a citizen of Canada.

Item 3.                      Source and Amount of Funds or Other Consideration

Thomas Brady has a direct beneficial interest in 2,500,000 shares of Common Stock in the capital of Pioneer, which has not changed since Pioneer’s filing of its Form SB-2 on July 13, 2006.

Mr. Brady’s percentage beneficial interest in the outstanding shares of Common Stock in the capital of Pioneer has been reduced from 22.7% to 5.0% as a result of the issuance of 38.5 million restricted shares of Common Stock on October 28, 2011 to Angelo Scola pursuant to a Share Purchase Agreement dated October 28, 2011 between Mr. Scola and Pioneer.  See Exhibit 10.13 – Share Purchase Agreement for more details.

Item 4. Purpose of Transaction

Thomas Brady holds his 2,500,000 shares as a personal investment.

Depending on market conditions and other factors, Mr. Brady may acquire additional securities of Pioneer as Mr. Brady deems appropriate, whether in open market purchases, privately negotiated transactions, private placements with Pioneer or otherwise.  Mr. Brady also reserves the right to dispose of some or all of his shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date of this document, Mr. Brady does not have any plans or proposals that relate to or would result in:

(1)	the acquisition by any person of additional securities of Pioneer, or the disposition of securities of Pioneer;

(2)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Pioneer or any of its subsidiaries;

(3)	a sale or transfer of a material amount of assets of Pioneer or any of its subsidiaries;

(4)
any change in the present board of directors or management of Pioneer including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, with the exception that Mr. Brady will be resigning as director of Pioneer as a result of the Share Purchase Agreement with Angelo Scola;

(5)	any material change in the present capitalization of dividend policy of Pioneer;

(6)	any other material change in Pioneer’s business or corporate structure;

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(7)	changes in Pioneer’s Articles of Incorporation or other actions that may impede an acquisition of control of Pioneer by any person;

(8)
a class of securities of Pioneer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(9)	a class of equity securities of Pioneer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(10) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)	Thomas Brady is the beneficial owner of 2,500,000 shares of Common Stock of Pioneer. The shares represent an aggregate 5.0% of the issued and outstanding shares of Common Stock of Pioneer.

(b)	Thomas Brady holds the sole power to vote and to dispose of the 2,500,000 shares of Common Stock of Pioneer.

(c)	Thomas Brady has not effected any transaction in the Common Stock of Pioneer during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed in this Schedule, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Thomas Brady and any other person with respect to any securities of Pioneer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

Item 7.  Materials to Be Filed as Exhibits.

Exhibit	Description	Status
10.13
Share Purchase Agreement dated October 28, 2011 between Pioneer and Angelo Scola, filed as an exhibit to Pioneer’s Form 8-K (Current Report) filed on November 1, 2011, and incorporated herein by reference.
Filed

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2011	By:	/s/ Thomas Brady
Thomas Brady

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